Exhibit 77(D)
The Board of Directors approved effective December 10, 2014, a change to the Fund's investment policy to increase to 50% from 20% of the Fund's Managed Assets in foreign securities, including emerging markets, of MLPs and Energy Investments and non-MLPs and Energy Investments.
The Board of Directors approved effective December 10, 2014, changing the calculation and publication of the Fund's net asset value (NAV) to daily from weekly.